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                                  EXHIBIT 8.1

                   OPINION OF DOEPKEN KEEVICAN & WEISS, P.C.
                             REGARDING TAX MATTERS

                               October 19, 1999

Tri-State 1st Bank, Inc.
16924 St. Clair Avenue
East Liverpool, Ohio 43920

Gentlemen:

You have asked that we furnish Tri-State 1st Bank, Inc. (the "Company") an opinion of our firm with respect to certain federal income tax issues in connection with the Company's proposed offering of 113,356 Shares of its common stock pursuant to the Rights Offering as specifically set forth in its Registration Statement on Form SB-2 and related Prospectus to be filed with the Securities and Exchange Commission. We have reviewed the Registration Statement and have made such investigation of laws and regulations that we have deemed necessary under the circumstances. All capitalized terms used herein shall have the same meaning as given to them in the Registration Statement on Form SB-2 of the Company, utilized in connection with the offering. Based upon our review and investigation, we are of the following opinion.

(a) Neither the receipt nor the exercise of the Rights will result in taxable income to the shareholders of the Company who receive such Rights in connection with the offering;

(b) No deductible loss will be realized if Rights are allowed to expire without exercise;

(c) The tax basis of Shares acquired upon the exercise of Rights or in the Public Offering will be the Subscription Price; and

(d) There is no allocation of an existing shareholders' tax basis in current Shares held to such shareholders' Rights, whether or not such Rights are exercised, because (based on the limited time period in which the shareholders have the option to exercise their Rights and the fact that the purchase price per share on the exercise of a Right is equal to the per share price of the Shares sold in the Public Offering) the Company has determined that such value is zero. We understand that no independent determination of value of the Rights distributed has been made.

This opinion is based upon current authorities and upon facts and assumptions as of this date. It addresses only the specific federal income tax consequences described in paragraphs (a), (b), (c) and (d) above, and does not address any other federal, state, local or foreign tax consequences that may result from the Offering or any other transaction, related or otherwise. It is subject to change in the event of a change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly, no assurance can be given that the positions set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Rights Offering.

We hereby consent to the filing of this opinion as an Exhibit to said Registration Statement as amended, and to reference to our firm under the caption, "Plan of Distribution - Federal Income Taxes" in the Prospectus.

                              Very truly yours,



                              /s/ Doepken Keevican & Weiss, P.C.